1934 Act Registration No. 000-50631

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of September 2005

TOM Online Inc.

(Translation of registrant’s name into English)

8th Floor, Tower W3, Oriental Plaza

No. 1 Dong Chang An Avenue

Beijing, China 100738

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page
1.1	Press Release dated September 5, 2005	4

1.2	Press Release dated September 9, 2005

1.3	Announcement dated September 21, 2005

FORWARD-LOOKING STATEMENTS

The Press Releases and Announcement of TOM Online Inc. (the “Company”), constituting Exhibits 1.1, 1.2 and 1.3 to this Form 6-K, contain statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements that are not historical fact relating to the financial performance and business operations of the Company, the continued growth of the telecommunications industry in China, the expected benefit of any strategic alliances with other companies and our ability to cooperate with our alliance partners, the development of the regulatory environment and the Company’s latest product offerings, and the Company’s ability to successfully execute its business strategies and plans, including its ability to expand its market share and revenue through strategic alliances.

Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in our relationships with telecommunication operators in China, the effect of competition on the demand for the price of our services, changes in customer demand and usage preference for our products and services, changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Item 3 - Key Information - Risk Factors” section of the Company’s Annual Report for the Fiscal Year ended December 31, 2004 on Form 20-F (File No. 000-50631), as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOM ONLINE INC.

Date: September 30, 2005	By:	/s/ Peter Schloss
	Name:	Peter Schloss
	Title:	Chief Legal Officer

Exhibit 1.1

TOM ONLINE, SKYPE ANNOUNCE JOINT VENTURE IN CHINA

Skype’s First Joint Venture Demonstrates Commitment to China’s

Fast-Growing Market

(Beijing, China & Luxembourg, September 5, 2005) - TOM Online Inc. (Nasdaq: TOMO; Hong Kong GEM: 8282), China’s leading wireless Internet company, and Skype, the pioneering global Internet communications company which makes it possible for anyone with an Internet connection to make free high-quality phone calls to anyone in the world, today announced they have signed an agreement to establish a joint venture to further cement their strategic partnership in China’s rapidly growing online communication market.

Working together will allow an even deeper level of integration between Skype’s award winning software and services with TOM Online’s over 70 mn wireless Internet users. The joint venture will leverage TOM Online’s mobile and Skype’s Internet communications expertise to further develop advanced communication and community features for mobile Internet platforms.

Skype and Tom Online launched their relationship in November, 2004 with a customised simplified Chinese version of Skype, which was co-developed by the companies. The co-branded software has attracted about 3.4 million registered users to date, making China one of Skype’s top three markets. The latest version incorporates a TOM Online tab, which makes TOM Online’s leading wireless products and the contents of its popular media portal directly accessible from within the Skype experience.

8th Floor, Tower W3, Oriental Plaza, No.1 Dong Changan Avenue,

Dong Cheng District, Beijing 100738, PRC

Tel: 8610-65283399

Fax: 8610-85181169

http://www.tom.com

The joint venture holding structure will be 51% and 49% by TOM Online and Skype, respectively. Under the agreement, this joint venture company will develop, customise and distribute a simplified Chinese version of the Skype software and premium services to Internet users and service providers in China.

“Tom Online have already been a wonderful partner to Skype and we’re delighted to now take our relationship to the next level through the formation of this joint venture. By uniting Skype’s market-leading global Internet communications platform with TOM Online’s wireless leadership and understanding of the needs of Chinese market we believe we have a powerful mix of skills in place to bring the Skype experience to millions of Internet users,” said Niklas Zennström, Chief Executive Officer and Co-Founder of Skype.

“In less than a year since beginning our cooperation with Skype, we have seen robust growth in user numbers. It indicates Chinese Internet users’ readiness to take advantage of the latest communication technologies available,” said Wang Lei Lei, Chief Executive Officer and an Executive Director of TOM Online. “The signing of this joint venture agreement is a testament to both companies’ confidence in the tremendous business potential of the joint venture, given Skype’s unrivalled technology strength and TOM Online’s unique knowledge of China’s market.”

China is the world’s largest mobile phone market by users with more than 360 million subscribers at the end of June, 2005. Its number of Internet users is expected to grow to approximately 154 million by 2007, representing a compound annual growth rate of 18% since 2003, according to technology consultancy IDC. In addition, the demand for broadband grew by more than 140% to almost 43 million users in

January 2005 from a year earlier. With the convergence of mobile and Internet technologies, Skype and Tom Online’s joint venture is uniquely positioned to drive even more broadband uptake and capture the growth opportunities in China’s substantial communications market, which was valued at RMB 572.6 billion (or about US$70.8 billion) for the year 2004, according to government statistics.

Terms of the deal were not disclosed.

ENDS

About Skype Technologies S.A.

Skype, the Global Internet Communications Company(TM), allows people everywhere to make free, unlimited, superior quality voice calls via its award-winning innovative peer-to-peer software for Windows, Linux, Mac OS X, and Pocket PC platforms. Skype is available in 27 languages and is the fastest growing voice communications offering worldwide. Since its launch in August 2003, Skype has been downloaded more than 155 million times in 225 countries and territories. Over 52 million people registered to use Skype’s free services, with over 3 million simultaneous users. Skype has more than 2 million premium customers, with over 12 billion minutes served. Skype Technologies S.A. is headquartered in Luxembourg and is growing its offices in London and Tallinn. Skype Technologies is privately held and backed by top tier international venture capital firms, including Bessemer Venture Partners, Draper Fisher Jurvetson, Index Ventures, and Mangrove Capital Partners. www.skype.com

About TOM Online Inc.

TOM Online Inc. (Nasdaq: TOMO; HK GEM stock code: 8282) is a leading wireless Internet company in China providing value-added multimedia products and services. A premier online brand in China targeting the young and trendy demographic, the company’s primary business activities include wireless internet services and online advertising. The company offers an array of products such as SMS, MMS, WAP, wireless interactive voice response services, content channels, search and classified information, free and fee-based advanced email and online games. As of June 30, 2005, TOM Online is the only portal in China that enjoyed a top three ranking in every wireless internet service segment.

8th Floor, Tower W3, Oriental Plaza, No.1 Dong Changan Avenue,

Dong Cheng District, Beijing 100738, PRC

Tel: 8610-65283399

Fax: 8610-85181169

http://www.tom.com

TOM Online is a subsidiary of TOM Group Limited (“TOM Group”), one of the leading Chinese language media groups in the Greater China region. TOM Group’s diverse operations span five media sectors: the Internet (through TOM Online Inc.), outdoor (through TOM Outdoor Media Group), publishing, sports and TV & entertainment.

Forward Looking Statement

The Press Release of TOM Online Inc. (the “Company”), constituting Exhibits 1.1 [and 1.2] to this Form 6-K, contain statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements that are not historical fact relating to the financial performance and business operations of the Company, the continued growth of the telecommunications industry in China, the expected benefit of any strategic alliances with other companies and our ability to cooperate with our alliance partners, the development of the regulatory environment and the Company’s latest product offerings, and the Company’s ability to successfully execute its business strategies and plans, including its ability to expand its market share and revenue through strategic alliances.

Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in our relationships with telecommunication operators in China, the effect of competition on the demand for the price of our services, changes in customer demand and usage preference for our products and services, changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Item 3 - Key Information - Risk Factors” section of the Company’s Annual Report for the Fiscal Year ended December 31, 2004 on Form 20-F (File No. 000-50631), as filed with the Securities and Exchange Commission.

Media Enquiry:

Rico Ngai

TOM Online Inc.

Tel: +86 (10) 6528-3399 ext 6940

Mobile: +86 139-1189-5354

Email: ricongai@tomonline-inc.com

Skype Name: ricoinrio

Kat James

Skype Technologies S.A.

Skype Name: katjames

Tel: +44 1273 728331

Email: kat.james@skype.net

Sara Myers

Skype Technologies S.A.

Skype Name: saramyersla

Tel: + 44 2078 702651

Email: sara.myers@skype.net

8th Floor, Tower W3, Oriental Plaza, No.1 Dong Changan Avenue,

Dong Cheng District, Beijing 100738, PRC

Tel: 8610-65283399

Fax: 8610-85181169

http://www.tom.com

Exhibit 1.2

TOM Online Inc. launches mobile functions

Joining forces with UMPAY to provide mobile payment services in China

TOM Online Inc. (Nasdaq: TOMO; Hong Kong GEM: 8282), China’s leading wireless internet company, today announced that it has signed a strategic cooperation agreement with UMPAY (Union Mobile Pay Ltd.), the sole authorized mobile payment gateway on China Mobile’s platform, to jointly develop and market bank card, debit card and credit card-based mobile payment products and services in China.

UMPAY’s key shareholders include China Mobile, the world’s largest mobile carrier with more than 230 million subscribers, and China Union Pay, a national payment network set up by a consortium of more than 100 banks and with a total of more than 800 million bank card users in China.

Founded in 2003, UMPAY has attracted 3 million registered users to date and signed up with 8 Chinese banks including Industrial and Commercial Bank of China, Bank of China and Bank of Communications to offer mobile wallet services. At present, UMPAY’s nationwide coverage through its authorized numbers 7777 for SMS, *188# for USSD and 12588 for IVR service offers a range of payment functions. These services include the payment of China Mobile phone bills and utilities bills, the recharging of China Mobile phone cards and retail services ranging from purchasing of lottery tickets to plane tickets.

Under the agreement, TOM Online will be the wireless and online payment portal company partner of UMPAY and will work with UMPAY to offer more comprehensive mobile payment products. Leveraging its vast online and wireless resources, including its wireless internet user base of more than 70 million, TOM Online will help further expand UMPAY’s merchant and user bases to accelerate the adoption of this secure and convenient mobile payment service.

Through the cooperation, TOM Online believes it will help drive the usage of wireless value-added services in the daily life of the Chinese people. TOM Online Chief Executive Officer Wang Lei Lei said: “TOM Online has long been a leader in the provision of wireless content in China. Through this partnership, our services will now cover mobile content as well as mobile functions. We are confident that the combination of UMPAY’s platform and our substantial user base and resources, the cooperation will present a compelling application to more and more mobile phone users.”

UMPAY Managing Director Zhang Bin said: “We are very pleased to partner with China’s leading wireless internet company TOM Online. TOM Online’s extensive distribution networks and user base will accelerate our business development in China. Mobile payment is an important service in China where mobile phones are ubiquitous. The country’s mobile payment is expected to double in size each year in the next few years.”

8th Floor. Tower W3, Oriental Plaza.No.1 Dong Changan Avenue,

Dong Cheng District, Beijing 100738, PRC

Tel: 8610-65283399

Fax: 8610-85181169

http://www.tom.com

China is the world’s largest mobile phone market with more than 360 million subscribers as at the end of June 2005. The country’s online payment market is expected to grow to more than RMB60.5 billion by the end of 2007 from an estimated RMB16 billion this year, according to iResearch. In view of China’s more than 800 million bank card users, UMPAY and TOM Online believe there are large growth opportunities in the wireless payment industry.

About TOM Online Inc.

TOM Online Inc. (Nasdaq: TOMO; HK GEM stock code: 8282) is a leading wireless Internet company in China providing value-added multimedia products and services. A premier online brand in China targeting the young and trendy demographic, the company’s primary business activities include wireless internet services and online advertising. The company offers an array of products such as SMS, MMS, WAP, wireless interactive voice response services, content channels, search and classified information, free and fee-based advanced email and online games. As of June 30, 2005, TOM Online is the only portal in China that enjoyed a top three ranking in every wireless internet service segment.

TOM Online is a subsidiary of TOM Group Limited (“TOM Group”), one of the leading Chinese language media groups in the Greater China region. TOM Group’s diverse operations span five media sectors: the Internet (through TOM Online Inc.), outdoor (through TOM Outdoor Media Group), publishing, sports and TV & entertainment.

Forward Looking Statement

The Press Release of TOM Online Inc. (the “Company”), constituting Exhibits 1.1 [and 1.2] to this Form 6-K, contain statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements that are not historical fact relating to the financial performance and

8th Floor. Tower W3, Oriental Plaza.No.1 Dong Changan Avenue,

Dong Cheng District, Beijing 100738, PRC

Tel: 8610-65283399

Fax: 8610-85181169

http://www.tom.com

business operations of the Company, the continued growth of the telecommunications industry in China, the expected benefit of any strategic alliances with other companies and our ability to cooperate with our alliance partners, the development of the regulatory environment and the Company’s latest product offerings, and the Company’s ability to successfully execute its business strategies and plans, including its ability to expand its market share and revenue through strategic alliances.

Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in our relationships with telecommunication operators in China, the effect of competition on the demand for the price of our services, changes in customer demand and usage preference for our products and services, changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Item 3 - Key Information - Risk Factors” section of the Company’s Annual Report for the Fiscal Year ended December 31, 2004 on Form 20-F (File No. 000-50631), as filed with the Securities and Exchange Commission.

Media Enquiry:

Rico Ngai

TOM Online Inc.

Skype Name: ricoinrio

Tel: +86 (10) 6528-3399 ext 6940

Mobile: +86 139-1189-5354

Email: ricongai@tomonline-inc.com

8th Floor. Tower W3, Oriental Plaza.No.1 Dong Changan Avenue,

Dong Cheng District, Beijing 100738, PRC

Tel: 8610-65283399

Fax: 8610-85181169

http://www.tom.com

Exhibit 1.3

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock Code: 8282)

ANNOUNCEMENT

This announcement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted today’s increases in the price and trading volume of the shares of TOM Online Inc. (the “Company”) and wish to state that we are not aware of any reasons for such increases.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Chapters 19 to 20 of the Rules Governing the Listing of Securities on The Growth Enterprise Market of The Stock Exchange of Hong Kong Limited (“GEM Listing Rules”), neither is the board of directors of the Company (the “Board”) aware of any matter discloseable under the general obligation imposed by Rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board, the directors of the Company collectively and individually accept responsibility for the accuracy of this announcement.

By Order of the Board
TOM ONLINE INC.
Angela Mak
Company Secretary

Hong Kong, 21 September 2005

As at the date hereof, the directors of the Company are:

Executive Directors: Mr. Wang Lei Lei Mr. Peter Schloss Ms. Elaine Feng Mr. Fan Tai Mr. Wu Yun	Non-executive Directors: Mr. Frank Sixt (Chairman) Mr. Sing Wang (Vice Chairman) Ms. Tommei Tong Alternate Director: Mrs. Susan Chow (Alternate to Mr. Frank Sixt)	Independent non-executive Directors: Mr. Gordon Kwong Mr. Ma Wei Hua Dr. Lo Ka Shui

1

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the Company. The directors of the Company, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief:- (i) the information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statements in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website at www.hkgem.com on the “Latest Company Announcements” page for at least 7 days from the date of its posting and on the website of the Company at www.tom.com.

*	for identification purpose

2